Exhibit 99.2

BEST Inc. Announces Appointment of Chief Financial Officer

HANGZHOU, China, November 13, 2019 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, is pleased to announce the appointment of Ms. Gloria Fan as Chief Financial Officer (“CFO”), effective on November 18, 2019. Ms. Fan will report directly to Mr. Johnny Chou, Chairman and Chief Executive Officer of BEST.

Ms. Fan brings over 20 years of financial management, capital markets and operational experience in both public and private technology companies. Most recently, she served as CFO of Corporate Visions, Inc., a software as a service company, from September 2015. Previously she spent nearly 10 years as CFO for a number of clean technology companies, including Bridgelux, Inc. and ClearEdge Powers, Inc. From 1999 to 2006, Ms. Fan worked at UTStarcom Inc. where she held senior management roles including Vice President of Finance and Global Business Operations and oversaw the company’s listing on the NASDAQ. Ms. Fan passed the U.S. CPA exam, and she holds a Master of Science degree from Purdue University.

“We are very pleased to welcome Gloria to our leadership team,” said Mr. Chou. “With over two decades of international financial management and operational experience, including for two NASDAQ-listed companies, and overseeing nearly 20 M&A transactions, Gloria will bring invaluable expertise to our financial and strategic planning as we continue to expand our business. We look forward to working closely with her and as we execute our mission to create a smarter, more efficient supply chain and logistics platform designed for the evolving needs of e-commerce.”

Ms. Jenny Pan, who has served as BEST’s principal accounting officer in the interim since June 30, 2019, will continue in her senior finance management role and support Ms. Fan.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

CONTACT:

For Investors:

Jane Zeng

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com